Schedule C

CONTROL PERSONS OF ENCAP FUND VIII AND ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund IX are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a
EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a
EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund VIII GP, LP. and EnCap Equity Fund IX GP, LP.	n/a	n/a
EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a
EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a
EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. ("**EnCap**") entered into a settlement with the United States Securities and Exchange Commission (the "**SEC**") under which EnCap consented to the entry of an order (the "**Order**") that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the "**Advisers Act**") and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC's jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.